

October 30, 2009

<u>By Facsimile and U.S. Mail</u>
Mr. Ken Eickerman
Chief Financial Officer
Revett Minerals Inc**.**
11115 East Montgomery
 Suite G
 Spokane Valley, Washington 99206

> **Re:     Revett Minerals Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **Response Letter dated August 26, 2009**
> **File No. 000-52730**

Dear Mr. Eickerman:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,


Mark C. Shannon
Branch Chief